UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) September 12, 2006
RealNetworks, Inc.
(Exact name of registrant as specified in its charter)

WASHINGTON	0-23137	91-1628146
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121
(Address of principal executive offices) (Zip code)
(206) 674-2700
Registrant’s telephone number, including area code
Not Applicable
(Former name or former address if changed since last report)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☑	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events
     On September 12, 2006, RealNetworks, Inc. (the “Company”) announced via press release that it had entered into a Combination Agreement among the Company, WiderThan Co., Ltd., a chusik hoesa organized under the laws of the Republic of Korea (“WiderThan”), and RN International Holdings B.V., an indirect subsidiary of the Company organized under the laws of the Netherlands (the “Offering Subsidiary”) pursuant to which the Offering Subsidiary will offer to acquire up to all of the outstanding common stock and American Depositary Shares of WiderThan. The information in this Form 8-K and the attached exhibit are furnished to, but not filed with, the Securities and Exchange Commission.
Item 9.01. Financial Statements and Exhibits
     (d) Exhibits.
     Pursuant to the rules and regulations of the Securities and Exchange Commission, the attached exhibit is deemed to have been furnished to, but not filed with, the Securities and Exchange Commission.

Exhibit No.	Description
99.1	Press release issued by RealNetworks, Inc. dated September 12, 2006
     THIS FILING IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY WIDERTHAN COMMON SHARES AND AMERICAN DEPOSITARY SHARES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT REALNETWORKS INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. WIDERTHAN STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THE TENDER OFFER STATEMENT, THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. ONCE FILED, WIDERTHAN STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE ‘TO’, THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION’S WEB SITE AT WWW.SEC.GOV. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REALNETWORKS, INC.
By:	/s/ Michael R. Eggers
Michael R. Eggers
Senior Vice President and Chief Financial Officer

Dated: September 12, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release issued by RealNetworks, Inc. dated September 12, 2006

4